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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 Mamaroneck Avenue
(No. and Street)

Harrison (City) NY (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP,
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive, (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Enna M. Calvi
Financial Principal



Notary Public

NOTARY PUBLIC
STATE OF NEW YORK
DAVID R. FEIBUSCH
MY APPOINTMENT EXPIRES 02/23/2018
Reg# 01FE6003084

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENTS
Year Ended December 31, 2015

Contents



Report of Independent Registered Public Accounting Firm

To Management of Transamerica Investors Securities Corporation.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Transamerica Investors Securities Corporation, (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2015

Assets		
Cash	$	3,951
Commissions and concessions receivable		9,333
Commission receivable from affiliate		804
Prepaid expenses and other assets		448
Deferred tax asset, net		2
Total assets	$	14,538
Liabilities and stockholder's equity		
Liabilities		
Marketing and distribution expenses payable	$	2,282
Due to affiliates, net		6,946
Other liabilities		502
Payable to parent under tax allocation agreement		8
Total liabilities		9,738
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		8,389
Retained deficit		(3,590)
Total stockholder's equity		4,800
Total liabilities and stockholder's equity	$	14,538

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions Corporation ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. Transamerica was formerly an indirect wholly owned subsidiary of AEGON USA, LLC (AUSA). AUSA merged into Transamerica Corporation effective December 31, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. Bank overdrafts and certain short term borrowings are classified as a liability.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

Future Accounting Guidance

Accounting Standards Codification ("ASC") 205, *Presentation of Financial Statements*

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This guidance requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual period ending after December 15, 2016. Early application is permitted. The Company is in the process of reviewing its policies and processes to ensure compliance with the new guidance.

ASC 606, *Revenue from Contracts with Customers*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers: Topic 606*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. In August 2015, FASB issued ASU 2015-14, *Deferral of the Effective Date* that defers the effective date of ASU 2014-09 by one year. As a result, the Company will apply the ASU beginning in 2018, using either of two methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. Early application of ASU 2014-09 is permitted, but not before interim and annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is evaluating the impact that adoption of this update will have on the Company's financial position and results of operation.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company did not receive a capital contribution from or make a distribution to its Parent for the year ended December 31, 2015. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not yet been filed for 2015.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. At December 31, 2015, the deferred income tax asset was $2.

At December 31, 2015, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2015. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2008 have been completed and resulted in tax return adjustments that are currently undergoing final review with Joint Committee. An examination is already in progress for the years 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

3. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. The Company recorded receivables related to these fees in commission receivable from affiliates and commission and concession receivable on the Statement of Financial Condition.

The Company has an agreement with Transamerica to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by Transamerica on behalf of the Company.

In accordance with a services agreement, Transamerica, an affiliated retirement plan recordkeeper may reimburse the Company for certain payments in respect of the Transamerica retirement plan products. The Company recorded a payable in due to affiliates on the Statement of Financial Condition related to this agreement.

The Company records marketing and distribution expense with a corresponding offset to commission and concession revenue, for commissions paid and received on its behalf by Transamerica and an affiliate, Transamerica Financial Life Insurance Company. The Company recorded a payable in marketing and distribution expenses payable on the Statement of Financial Condition.

The Company is party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company recorded a payable in due to affiliates on the Statement of Financial Condition related to this agreement.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2015, the Company had net capital of $3,670, which was $3,021 in excess of its required net capital of $649. The Company's ratio of aggregate indebtedness to net capital was 2.65 to 1 at December 31, 2015.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Financial Statements

Transamerica Investors Securities Corporation
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

